Filed pursuant to rule 424(b)(3)
File No. 333-115125

PROSPECTUS SUPPLEMENT

Micro Component Technology, Inc.

2,092,350 Shares

Common Stock

        This Prospectus Supplement is furnished for the purpose of modifying and supplementing certain of the information contained in the Prospectus dated May 19, 2004.

        The Prospectus relates to resale of shares of common stock of Micro Component Technology, Inc. (the "Company" or "we") by Laurus Master Fund, Ltd. ("Laurus"). The shares are issuable to Laurus upon conversion of promissory notes and exercise of a warrant issued by the Company to Laurus in connection with a $5.0 million secured financing agreement we entered into with Laurus on March 9, 2004.

        On January 28, 2005, we competed an amendment to the financing agreement with Laurus. Under the terms of the amendment, $800,000 of principal payments on the convertible note scheduled to begin on February 1, 2005 have been deferred for one year, and the maturity date of the convertible note has also been extended for one year from March 2007 to March 2008. The fixed conversion prices related to both the $3.0 million secured accounts receivable facility and the $2.0 million convertible note were also reduced to $0.60 and $0.56, respectively, and we issued Laurus a seven-year warrant to purchase 150,000 shares of common stock at a price of $0.67. As a result of these changes, Laurus has the right to purchase approximately 3,464,000 shares in addition to the 2,092,350 shares included in the original prospectus. We have agreed to register with the Securities and Exchange Commission by April 30, 2005 the resale of these additional shares by Laurus.

        This Prospectus Supplement is dated February 22, 2005.